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SEC 1746
(11-02)

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NVE Corporation
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    629445206
                                    ---------
                                 (CUSIP Number)

                                Mary E. Schaffner
                              Wells Fargo & Company
                                  MAC N9305-173
                               Wells Fargo Center
                               Sixth and Marquette
                              Minneapolis, MN 55479
                                 (612) 667-2367
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------

CUSIP NO. 629445206              13D                Page 2 of 5
         ----------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 1. Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
          Wells Fargo & Company
          Tax Identification No. 41-0449260
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only
--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
           N/A
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
           Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                  1,067,895 (1)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                   0
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                    1,067,895 (1)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           1,067,895 (1)
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
           25.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
           CO
--------------------------------------------------------------------------------

(1) Includes 3,105 shares of NVE Corporation common stock held in fiduciary accounts at Wells Fargo Bank Minnesota, National Association, a bank subsidiary of Wells Fargo & Company.

CUSIP No. 629445206                    13D                           Page 3 of 5

                           STATEMENT FOR SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.01 per share, of NVE Corporation, whose executive offices are located at 11409 Valley View Road, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.

(a)-(c) This statement is filed by Wells Fargo & Company ("Wells Fargo"), a diversified financial services company organized under the laws of the State of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. Wells Fargo owns subsidiaries that provide banking, insurance, investment, mortgage and consumer finance services in North America and elsewhere internationally. Wells Fargo's principal business and principal office address is 420 Montgomery Street, San Francisco, CA 94163.

(d) During the last five years, Wells Fargo has not been convicted in any criminal proceedings.

(e) During the last five years, Wells Fargo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 10, 2003, Norwest Equity Partners IV, LP distributed to Norwest Equity Capital, LLC ("NEC"), and NEC in turn distributed to Wells Fargo, an aggregate of 1,064,790 shares of NVE Corporation common stock in pro rata partnership and limited liability company distribution without consideration. Wells Fargo Bank Minnesota, National Association, a bank subsidiary of Wells Fargo & Company, owns an additional 3,105 shares of NVE Corporation common stock in a fiduciary capacity.

Item 4.  Purpose of Transaction.

Reference is made to Item 3, above.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to rows (11) and (13) of the cover page.

(b)  Reference is made to rows (7) through (10) of the cover page.

(c)  Reference is made to Item 3, above.

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CUSIP No. 629445206                   13D                            Page 4 of 5

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by Wells Fargo.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 3, above.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 629445206                     13D                          Page 5 of 5


                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2003

                                                           WELLS FARGO & COMPANY

                                                             /s/ Richard D. Levy

                                                    Richard D. Levy, Senior Vice
                                                    President and Controller

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)